August 16, 2005



Ms. Negar Towfigh
Chief Financial Officer
Micron Enviro Systems, Inc.
789 West Pender Street
Suite 1205
Vancouver, BC, Canada	V6C 1H2


	Re:	Micron Enviro Systems, Inc.
Form 10-KSB/A (amendment No. 4) for Fiscal Year Ended December 31,
2004
		Filed July 25, 2005
		Form 10-QSB/A for the Quarterly Period Ended March 31,
2005
		Filed July 22, 2005
		Response Letter Dated July 19, 2005


Dear Ms. Towfigh:

      We have reviewed your filings and response letter, dated
July
19, 2005, and have the following additional comments. We have limited our review of this filing to those issues we have addressed in our comments. Please provide a written response to our comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A (amendment No. 4)

Financial Statements, page 1

Report of Independent Registered Public Accounting Firm, page 1

1. We see that you have restated your 2004 and 2003 financial statements to correct errors that resulted in an understatement of additional paid-in capital and an understatement of your net loss for each of those years. However, your accountant`s opinion indicates that an adjustment has been made to retained earnings as of December
31, 2004 to correct the error. Please ask your accountants to revisit the language used in their opinion, in light of the changes that are reflected in your restated financial statements for 2004 and
2003.

Balance Sheets, page 2

2. Your additional paid-in capital and accumulated deficit amounts for 2003 do not correspond to their restated amounts reflected in your Statement of Stockholders` Equity (Deficit). Please revise your disclosure to correct this discrepancy.

Note 2 - Summary of Significant Accounting Policies, page 6

Accounting Pronouncements - Recent, page 6

3. We see that you have revised your disclosure in response to prior comment 1 to reflect that you adopted SFAS 123(R) as of December 31,
2004, which had no impact on your financial statements. However, SFAS 123(R), while permitting early adoption, requires that the effective adoption date be the first date in the initial period of adoption. Please revise your disclosure to reflect the appropriate adoption date.

Oil and gas Properties, page 10

4. In responding to prior comment 2, you provide a brief
explanation
of the reasons you believe your method of depreciating and
depleting
capitalized costs related to your oil and gas producing
activities,
10 percent per year for five years, and 5 percent per year over the
following 10 years, is appropriate. However, we do not find your information to be sufficiently persuasive to support accounting that is contrary to the explicit requirements of paragraphs 30, 35 and
38
of SFAS 19. Therefore, it appears that you should amend your filing to utilize the unit-of-production methodology. However, we ask that you contact us regarding this matter prior to filing your amendment.
Please submit a schedule showing your computations of DD&A, as reflected in your financial statements, and compared with the amounts that would arise following the guidance in SFAS 19.

Note 4 - Related Party Transactions, page 14

5. Please revise your disclosure to explain that realized gains from the sale of common stock remitted back to you by your directors and officers in accordance with Section 16 of the Exchange Act have been recorded as return of capital, to correspond with the treatment you have reflected in your restated financial statements.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief


Cc:	Mr. Tom Stepp, Stepp Law Group
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Ms. Negar Towfigh
Micron Enviro Systems, Inc.
August 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010